SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (AMENDMENT NO. )(1)




                  Fusion Telecommunications International, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                    36113B301
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                                 (CUSIP Number)


                              Andrew E. Lewin, Esq.
                  Fusion Telecommunications International, Inc.
                              420 Lexington Avenue
                                    Suite 518
                            New York, New York 10170
                                 (212) 201-2403

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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  June 9, 2005
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
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CUSIP No. 36113B301                13D                         Page 2 of 7 Pages


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1     NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY).

                Roger Karam
               Karamco, Inc.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a)  |_|
    (b)  |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

               PF
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                          |_|

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6     ITIZENSHIP OR PLACE OF ORGANIZATION

               Roger Karam is a Lebanese citizen.
               Karamco, Inc. is a British Virgin Islands entity.

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                      7    SOLE VOTING POWER

                                 None.
                      ----------------------------------------------------------
     NUMBER OF        8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY                1,439,643
     OWNED BY         ----------------------------------------------------------
       EACH           9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                        None.
       WITH           ----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                                   1,439,643
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,439,643
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              Approximately 5.2% as of the date of this filing
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14   TYPE OF REPORTING PERSON*

              Roger Karam: IN
              Karamco, Inc.: CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP 36113B301                        13D                     Page 3 of 7 Pages

Item 1. Security and Issuer.

This statement relates to certain shares (the "Shares") of common stock, par value $0.01 per share, of Fusion Telecommunications International, Inc. (the "Issuer"), a Delaware corporation with principal offices at 420 Lexington Avenue, Suite 518, New York, NY 10019.

Item 2. Identity and Background.

(a) The names of the persons filing this statement are Roger Karam ("Mr. Karam") and Karamco, Inc. ("Karamco" and collectively with Mr. Karam, the "Reporting Persons"). Mr. Karam is the President, Director and sole shareholder of Karamco. This statement on Schedule 13D is filed on behalf of all such Reporting Persons.
(b) The business address of each of the Reporting Persons is P.O. 500322 Dubai, UAE, Dubai Internet City, DIC Bldg. 9, Dubai, UAE.

(c) Mr. Karam's principal occupation is serving as the President and Director of Karamco and as the President of VoIP Services of the Issuer .

CUSIP No. 36113B301                  13D                       Page 4 of 7 Pages
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(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Karam is a citizen of Lebanon. Karamco, Inc. is a British Virgin Island entity. Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons has acquired 1,439,643 Common Stock of the Issuer on February 18, 2005 in connection with the closing of the sale of Karamco, Inc.'s 49.8% interest in Efonica FZ-LLC to the Issuer which owned the majority interest, pursuant to the terms of a Stock Purchase Agreemnt dated January 11, 2005 between the Issuer, Karamco, Inc and Efonica FZ-LLC. (See Item 4.)

Item 4. Purpose of Transaction.

Reporting Persons acquired the Issuer's Common Stock for investment purposes only. There is no intent to gain control of the Issuer and Reporting Persons are not part members of a group relating to the Issuer.

Other than as described in this Schedule 13D, the Reporting Persons are not aware of any plans or proposals which would result in the acquisition by any person of additional securities of Issuer or the disposition of securities of the Issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; any changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

         (a) Aggregate Number and %: 1,439,643 shares of Common Stock on a fully diluted basis- - i.e., 5.2% of the total 26,825,781 outstanding Common Stock of the Issuer .

CUSIP No. 3611B301                   13D                       Page 5 of 7 Pages

         (b) Power to Vote or Dispose of Issuer's Shares: 1,439,643shares of Common Stock on a fully diluted basis, power over which to vote or dispose of resides with the Reporting Persons.

         (c) Transactions Within Prior 60 Days: No transactions have been effected between the Issuer and the Reporting Persons beyond those described in
Item 4 specifically and this Schedule 13D generally. Information contained in
Item 4 above is hereby incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer. Other than the foregoing, there are no contracts, arrangements, understandings or relationships not described herein.

CUSIP No. 36113B301                   13D                     Page 6 of 7 Pages
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Item 7. Material to be Filed as Exhibits.


Exhibit 7.1 Joint Filing Agreement, dated as of June 9, 2005, by and among Roger Karam and Karamco, Inc.

CUSIP No. 3611B301                    13D                     Page 7 of 7 Pages
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

June 9, 2005


/s/ Roger Karam
-------------------------
Roger Karam, individually

Karamco, Inc.

By: /s/ Roger Karam
    -----------------------
    Roger Karam, President